Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2019	As at June 30, 2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	6	116,980	116,926	1,697
Intangible assets	6	13,762	13,098	190
Property, plant and equipment	4	70,601	71,626	1,039
Right-of-use assets	5	—	16,107	234
Financial assets
Derivative assets	16, 17	173	161	2
Investments	7	6,916	7,375	107
Trade receivables		4,373	4,373	63
Other financial assets	10	5,146	5,091	74
Investments accounted for using the equity method		1,235	1,216	18
Deferred tax assets		5,604	6,587	96
Non-current tax assets		20,603	11,445	166
Other non-current assets	11	15,872	11,009	160

Total non-current assets		261,265	265,014	3,846

Inventories	8	3,951	4,142	60
Financial assets
Derivative assets	16, 17	4,931	4,732	69
Investments	7	220,716	182,348	2,646
Cash and cash equivalents	9	158,529	241,405	3,503
Trade receivables		100,489	95,819	1,390
Unbilled receivables		22,880	26,903	390
Other financial assets	10	14,611	8,987	130
Contract assets		15,038	16,692	242
Current tax assets		7,435	6,197	90
Other current assets	11	23,086	23,918	347

		571,666	611,143	8,867
Assets held for sale		240	—	—

Total current assets		571,906	611,143	8,867

TOTAL ASSETS		833,171	876,157	12,713

EQUITY
Share capital		12,068	12,071	175
Securities premium reserve		533	970	14
Retained earnings		534,700	558,063	8,097
Share-based payment reserve		2,617	2,299	33
Other components of equity		18,198	19,502	283

Equity attributable to the equity holders of the Company		568,116	592,905	8,602
Non-controlling interest		2,637	2,770	40

TOTAL EQUITY		570,753	595,675	8,642

LIABILITIES
Financial liabilities
Long - term loans and borrowings	12	28,368	22,475	326
Lease liabilities		—	10,748	156
Other financial liabilities	13	—	5	—
Deferred tax liabilities		3,417	4,161	60
Non-current tax liabilities		11,023	12,361	179
Other non-current liabilities	14	5,258	5,428	79
Provisions	15	2	2	—

Total non-current liabilities		48,068	55,180	800

Financial liabilities
Loans, borrowings and bank overdrafts	12	71,099	81,502	1,183
Derivative liabilities	16, 17	1,310	1,556	23
Trade payables and accrued expenses		88,304	84,041	1,219
Lease liabilities		—	6,115	89
Other financial liabilities	13	644	669	10
Contract liabilities		24,768	22,398	325
Current tax liabilities		9,541	10,586	154
Other current liabilities	14	18,046	17,889	260
Provisions	15	638	546	8

Total current liabilities		214,350	225,302	3,271

TOTAL LIABILITIES		262,418	280,482	4,071

TOTAL EQUITY AND LIABILITIES		833,171	876,157	12,713

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 17, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	20	139,777	147,161	2,135
Cost of revenues	21	(100,350)	(104,273)	(1,513)

Gross profit		39,427	42,888	622
Selling and marketing expenses	21	(10,813)	(10,953)	(159)
General and administrative expenses	21	(8,608)	(8,119)	(118)
Foreign exchange gains/(losses), net	24	771	858	12
Other operating income	27	2,529	699	10

Results from operating activities		23,306	25,373	367
Finance expenses	22	(1,649)	(1,584)	(23)
Finance and other income	23	5,197	6,947	101
Share of net profit /(loss) of associates accounted for using the equity method		(53)	(16)	—

Profit before tax		26,801	30,720	445
Income tax expense	19	(5,865)	(6,699)	(97)

Profit for the period		20,936	24,021	348

Profit attributable to:
Equity holders of the Company		21,206	23,874	346
Non-controlling interest		(270)	147	2

Profit for the period		20,936	24,021	348

Earnings per equity share:	25
Attributable to equity share holders of the Company
Basic		3.53	3.97	0.06
Diluted		3.53	3.96	0.06

Weighted average number of equity shares used in computing earnings per equity share
Basic		6,004,821,199	6,010,597,369	6,010,597,369
Diluted		6,015,725,623	6,025,352,442	6,025,352,442

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 17, 2019

WIPRO LIMITED AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2018	2019	2019
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		20,936	24,021	348

Other Comprehensive Income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		334	87	1
Net change in fair value of financial instruments through OCI		140	4	—

		474	91	1

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	18	2,820	308	4
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(4,131)	—	—
Net change in time value of option contracts designated as cash flow hedges		(123)	(90)	(1)
Net change in intrinsic value of option contracts designated as cash flow hedges		(193)	123	2
Net change in fair value of forward contracts designated as cash flow hedges		(642)	219	3
Net change in fair value of financial instruments through OCI		(840)	639	9

		(3,109)	1,199	17

Total other comprehensive income/ (loss), net of taxes		(2,635)	1,290	18

Total comprehensive income for the period		18,301	25,311	366

Profit attributable to:
Equity holders of the Company		18,487	25,178	364
Non-controlling interest		(186)	133	2

		18,301	25,311	366

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
July 17, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,213)	—	—	—	—	(2,213)	—	(2,213)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048	800	451,052	1,772	16,618	(114)	1,547	480,723	2,410	483,133
Total comprehensive income for the period
Profit for the period	—	—	—	21,206	—	—	—	—	21,206	(270)	20,936
Other comprehensive income	—	—	—	—	—	(1,395)	(958)	(366)	(2,719)	84	(2,635)

Total comprehensive income for the period	—	—	—	21,206	—	(1,395)	(958)	(366)	18,487	(186)	18,301

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	210,956	^	61	—	(61)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	196	(196)	—	—	—	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Compensation cost related to employee share based payment	—	—	—	—	443	—	—	—	443	—	443

Total transactions with owners of the Company	210,956	—	61	196	186	—	—	—	443	(52)	391

As at June 30, 2018	4,523,995,447	9,048	861	472,454	1,958	15,223	(1,072)	1,181	499,653	2,172	501,825

^ value is less than ₹1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	Number of shares*	Share capital, fully paid- up	Securities premium reserve	Retained earnings	Share- based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	534,700	2,617	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(866)	—	—	—	—	(866)	—	(866)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	533,834	2,617	15,250	2,415	533	567,250	2,637	569,887
Total comprehensive income for the period
Profit for the period	—	—	—	23,874	—	—	—	—	23,874	147	24,021
Other comprehensive income	—	—		—	—	322	252	730	1,304	(14)	1,290

Total comprehensive income for the period	—	—	—	23,874	—	322	252	730	25,178	133	25,311

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,424,187	3	437	—	(437)	—	—	—	3	—	3
Issue of shares by controlled trust on exercise of options	—	—	—	352	(352)	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	3	471	—	—	—	474	—	474

Total transactions with owners of the Company	1,424,187	3	437	355	(318)	—	—	—	477	—	477

As at June 30, 2019	6,035,359,575	12,071	970	558,063	2,299	15,572	2,667	1,263	592,905	2,770	595,675

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		175	14	8,097	33	226	39	18	8,602	40	8,642

*

Includes 22,239,823 and 25,788,635 treasury shares held as at June 30, 2018 and 2019, respectively by a controlled trust. 1,565,218 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended June 30, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W - 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 17, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2018	2019	2019
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the period	20,936	24,021	348
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(41)	(6)	—
Depreciation and amortization	4,337	4,955	72
Unrealized exchange loss, net	67	694	10
Share based compensation expense	443	471	7
Share of net (profit)/ loss of associates accounted for using equity method	53	16	—
Income tax expense	5,865	6,699	97
Dividend, gain from investments and interest (income)/expenses, net	(3,988)	(5,673)	(82)
Gain from sale of business and loss of control in subsidiary, net	(2,529)	(699)	(10)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	4,441	4,698	68
Unbilled receivables and contract assets	(2,203)	(5,646)	(82)
Inventories	(433)	(191)	(3)
Other assets	(810)	(1,236)	(18)
Trade payables, accrued expenses, other liabilities and provisions	4,935	(3,205)	(47)
Contract liabilities	1,481	(2,366)	(34)

Cash generated from operating activities before taxes	32,554	22,532	326
Income taxes (paid)/ refund, net	(3,744)	6,221	90

Net cash generated from operating activities	28,810	28,753	416

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,624)	(5,460)	(79)
Proceeds from sale of property, plant and equipment	876	300	4
Purchase of investments	(231,186)	(258,948)	(3,757)
Proceeds from sale of investments	224,965	298,606	4,333
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	25,834	—	—
Proceeds from sale of Workday and Cornerstone OnDemand business	—	7,105	103
Interest received	7,905	8,700	126
Dividend received	91	95	1

Net cash generated in investing activities	23,861	50,398	731

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	^	3	^
Repayment of loans and borrowings	(47,617)	(14,582)	(212)
Proceeds from loans and borrowings	25,183	21,118	306
Repayment of lease liabilities	—	(1,750)	(25)
Interest paid	(1,316)	(1,255)	(18)

Net cash (used in)/generated from financing activities	(23,750)	3,534	51

Net increase in cash and cash equivalents during the period	28,921	82,685	1,198
Effect of exchange rate changes on cash and cash equivalents	371	176	3
Cash and cash equivalents at the beginning of the period	40,926	158,525	2,300

Cash and cash equivalents at the end of the period (Note 9)	70,218	241,386	3,501

^ Value is less than ₹ 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 17, 2019

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited Company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 17, 2019.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2019. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2019, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 68.92 as published by Federal Reserve Board of Governors on June 30, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets and contract assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company consider all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term are included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassess the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2019, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective as at April 1, 2019.

On April 1, 2019, the Company adopted IFRS 16, Leases. Accordingly, the policy for Leases as presented in the Company’s Annual Report is amended as under:

IFRS 16 – Leases

The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16.

The Company as a lessee

The Company assesses, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract involves–

(a)	the use of an identified asset,

(b)	the right to obtain substantially all the economic benefits from use of the identified asset, and

(c)	the right to direct the use of the identified asset.

The Company at the inception of the lease contract recognizes a Right-of-Use (RoU) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short term) and low-value assets.

The cost of the right-of-use assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the right-of-use assets is measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The right-of-use assets is depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of right-of-use assets.

The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets included as part of our annual financial statements for the year ended March 31, 2019.

For lease liabilities at inception, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate.

The Company recognizes the amount of the re-measurement of lease liability as an adjustment to the right-of-use assets. Where the carrying amount of the right-of-use assets is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income.

For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term.

Lease payments have been classified as Cash flow used in Financing activities.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Contracts in which all the risks and rewards of the lease are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating leases.

Leases, for which the Company is an intermediate lessor, it accounts for the head-lease and sub-lease as two separate contracts. The sub-lease is classified as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2019:

IFRS 16 - Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, applied to all lease contracts outstanding as at April 1, 2019 using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The Company has made use of the following practical expedient available on transition to IFRS 16, (a) not to reassess whether a contract is or contains a lease, accordingly the definition of lease in accordance with IAS 17 and IFRIC-4 will continue to be applied to those leases entered or modified before April 1, 2019. (b) The Company has applied a single discount rate to a portfolio of leases of similar assets in similar economic environment, consequently, the Company has recorded the lease liability at the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application and the right to use asset at its carrying amount as if the standard had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application (c) excluded the initial direct costs from measurement of the RoU asset (d) Not to recognize RoU assets and lease liabilities for leases with less than twelve months of lease term and low-value assets on the date of initial application.

The weighted average of discount rate applied to lease liabilities as at April 1, 2019 is 5.7%.

On adoption of IFRS 16,

a)	The Company has recognized right-of use assets of ₹ 13,872 and corresponding lease liability ₹ 15,314.

b)

Net carrying value of assets procured under the finance lease ₹ 1,243 (gross carrying and accumulated depreciation value ₹ 3,420 and ₹ 2,177 respectively) have been reclassified from Property Plant and Equipment to right- of-use assets.

c)	Obligations under Finance leases ₹ 2,002 (non-current and current obligation under finance leases ₹ 496 and ₹ 1,506 respectively) have been reclassified to lease liabilities.

d)	Prepaid rent on leasehold land, which were earlier classified under Other assets have been reclassified to right-of-use assets by ₹ 1,543

The adoption of the new standard has resulted in a reduction of ₹ 866 in opening retained earnings, net of tax.

The Company recognized during the period in the interim condensed consolidated statement of income depreciation expense from right-of-use assets ₹ 1,324 and interest expenses on lease liabilities ₹ 222.

Lease payments during the period has been disclosed under financing activities in the Consolidated Statement of Cash flows.

The comparatives as at and for the period ended March 31,2019 and June 30, 2018 have not been retrospectively restated.

The adoption of IFRS 16 did not have any material impact on Consolidated Statement of income and earnings per share.

The difference between the lease obligation disclosed as of March 31, 2019 under IAS 17 (Refer Note 29 of the 2019 Annual Report) and the value of the lease liabilities as of April 1, 2019 is primarily on account of practical expedients exercised for low value assets and short term leases, inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

IFRIC 23 – Uncertainty over Income Tax treatments

The International Accounting Standards Board clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The adoption of IFRIC 23 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

The International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. The adoption of amendment to IAS 19 did not have any material impact on consolidated financial statements of the Company.

Amendment to IAS 12 – Income Taxes

The International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The adoption of amendment to IAS 12 did not have any impact on consolidated financial statements of the Company.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2019 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

Amendment to IFRS 3 - Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The Company is currently evaluating the impact of amendment to IFRS 3 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(2)		(17)		550		15		(7)		539
Additions		—		190		2,561		546		1		3,298
Disposals		—		(188)		(1,094)		(470)		(30)		(1,782)

As at June 30, 2018	₹	3,635	₹	25,130	₹	89,239	₹	15,863	₹	1,103	₹	134,970
Accumulated depreciation/ impairment:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		3		343		8		(4)		350
Depreciation and impairment		—		244		2,786		316		88		3,434
Disposals		—		(79)		(629)		(337)		(13)		(1,058)

As at June 30, 2018	₹	—	₹	5,992	₹	67,825	₹	11,970	₹	577	₹	86,364
Capital work-in-progress											₹	16,751

Net carrying value including Capital work-in-progress as at June 30, 2018											₹	65,357

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(5)		(8)		613		—		(6)		594
Additions		65		2,684		10,402		1,951		4		15,106
Disposals		—		(331)		(5,871)		(1,218)		(189)		(7,609)

As at March 31, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Accumulated depreciation/ impairment:
As at April 1, 2018		—		5,824		65,325		11,983		506	₹	83,638
Translation adjustment		—		8		332		(6)		(3)		331
Depreciation and impairment**		—		1,034		12,298		1,363		304		14,999
Disposals		—		(151)		(4,767)		(747)		(125)		(5,790)

As at March 31, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Capital work-in-progress											₹	22,773

Net carrying value including Capital work-in-progress as at March 31, 2019											₹	70,601

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019		3,697		27,490		88,946		16,505		948		137,586
Translation adjustment		2		(1)		88		10		1		100
Additions		—		515		3,787		1,248		3		5,553
Disposals		—		(54)		(989)		(18)		(28)		(1,089)

As at June 30, 2019	₹	3,699	₹	27,950	₹	91,832	₹	17,745	₹	924	₹	142,150
Accumulated depreciation:
As at April 1, 2019		—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019		—		6,715		71,011		12,593		682		91,001
Translation adjustment		—		—		68		6		1		75
Depreciation		—		293		2,072		423		54		2,842
Disposals		—		(21)		(589)		(10)		(22)		(642)

As at June 30, 2019	₹	—	₹	6,987	₹	72,562	₹	13,012	₹	715	₹	93,276
Capital work-in-progress											₹	22,752

Net carrying value including Capital work-in-progress as at June 30, 2019											₹	71,626

*	Includes computer equipment and software.
**

Includes impairment charge on software platform recognized on acquisitions, amounting to ₹ 1,480 for the year ended March 31, 2019, forming part of Cost of Revenues in the consolidated statement of income.

5. Right-of-use assets

	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019 **	₹	1,543	₹	11,592	₹	2,874	₹	649	₹	16,658
Additions		—		436		301		58		795
Disposals		—		—		—		(27)		(27)
Translation adjustment		—		59		5		3		67

As at June 30, 2019	₹	1,543	₹	12,087	₹	3,180	₹	683	₹	17,493
Accumulated depreciation:
Depreciation		5		890		413		60		1,368
Disposals		—		—		—		(1)		(1)
Translation adjustment		—	₹	19	₹	—	₹	—	₹	19

As at June 30, 2019	₹	5	₹	909	₹	413	₹	59	₹	1,386

Net carrying value as at June 30, 2019									₹	16,107

*	Includes computer equipment and software.
**	Includes net carrying value of property, plant and equipment under finance lease arrangement.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2019		June 30, 2019
Balance at the beginning of the year	₹	117,584	₹	116,980
Translation adjustment		4,529		(54)
Disposal		(4,893)		—
Assets reclassified as held for sale		(240)		—

Balance at the end of the period	₹	116,980	₹	116,926

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		500		227		727

As at June 30, 2018	₹	27,086	₹	6,778	₹	33,864
Accumulated amortization:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		45		71		116
Amortization		573		283		856

As at June 30, 2018	₹	12,881	₹	3,115	₹	15,996

Net carrying value as at June 30, 2018	₹	14,205	₹	3,663	₹	17,868

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		555		217		772
Disposal		(217)		(823)		(1,040)

As at March 31, 2019	₹	26,924	₹	5,945	₹	32,869
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		35		64		99
Amortization and impairment *		3,148		1,136		4,284
Disposal		(101)		(199)		(300)

As at March 31, 2019	₹	15,345	₹	3,762	₹	19,107

Net carrying value as at March 31, 2019	₹	11,579	₹	2,183	₹	13,762

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		79		(5)		74

As at June 30, 2019	₹	27,003	₹	5,940	₹	32,943
Accumulated amortization:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		(2)		(5)		(7)
Amortization		519		226		745

As at June 30, 2019	₹	15,862	₹	3,983	₹	19,845

Net carrying value as at June 30, 2019	₹	11,141	₹	1,957	₹	13,098

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 838 for the year ended March 31, 2019.

Amortization and impairment expense on intangible assets are included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

Investments consist of the followings:

	As at
	March 31, 2019		June 30, 2019
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	6,916	₹	7,375

	₹	6,916	₹	7,375

Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	13,960	₹	7,937
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		185,048		149,827
Financial instruments at amortized cost
Inter corporate and term deposits *		21,708		24,584

	₹	220,716	₹	182,348

	₹	227,632	₹	189,723

*	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹ 465 (March 31, 2019: ₹ 463).

8. Inventories

Inventories consist of the following:

	As at
	March 31, 2019		June 30, 2019
Stores and spare parts	₹	677	₹	635
Finished and traded goods		3,274		3,507

	₹	3,951	₹	4,142

9. Cash and cash equivalents

Cash and cash equivalents as at March 31, 2019 and June 30, 2019, consists of cash and balance in deposits with banks. Cash and cash equivalents consist of the followings:

	As at
	March 31, 2019		June 30, 2019
Cash and bank balances	₹	41,966	₹	41,741
Demand deposits with banks *		116,563		199,664

	₹	158,529	₹	241,405

*

These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal. Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	Three months ended June 30,
	2018		2019
Cash and cash equivalents	₹	70,685	₹	241,405
Bank overdrafts		(467)		(19)

	₹	70,218	₹	241,386

10. Other financial assets

	As at
	March 31, 2019		June 30, 2019
Non-current
Security deposits	₹	1,436	₹	1,329
Other deposits		777		734
Interest receivables		1,139		1,140
Finance lease receivables		1,794		1,888

	₹	5,146	₹	5,091

Current
Security deposits	₹	1,050	₹	1,121
Other deposits		33		24
Due from officers and employees		738		1,024
Finance lease receivables		1,618		1,628
Interest receivables		1,789		3,143
Others		9,383		2,047

	₹	14,611	₹	8,987

	₹	19,757	₹	14,078

11. Other assets

	As at
	March 31, 2019		June 30, 2019
Non-current
Prepaid expenses	₹	6,323	₹	4,288
Costs to obtain contract		4,212		4,033
Costs to fulfil contract		—		78
Others		5,337		2,610

	₹	15,872	₹	11,009

Current
Prepaid expenses	₹	12,148	₹	11,950
Due from officers and employees		871		738
Advance to suppliers		3,247		2,706
Balance with GST and other authorities		5,543		7,231
Costs to obtain contract		1,170		1185
Others		107		108

	₹	23,086	₹	23,918

	₹	38,958	₹	34,927

12. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2019		June 30, 2019
Borrowings from banks	₹	96,979	₹	103,546
Bank overdrafts		4		19
Obligations under finance leases (Refer Note 3)		2,002		—
Loans from institutions other than bank		482		412

	₹	99,467	₹	103,977

Non-current		28,368		22,475
Current		71,099		81,502

13. Other financial liabilities

	As at
	March 31, 2019		June 30, 2019
Non-current
Deposits and others	₹	—	₹	5

	₹	—	₹	5
Current
Deposits and others	₹	644	₹	669

	₹	644	₹	669

	₹	644	₹	674

14. Other liabilities

	As at
	March 31, 2019		June 30, 2019
Non-current
Employee benefits obligations	₹	2,083	₹	2,060
Others		3,175		3,368

	₹	5,258	₹	5,428
Current
Statutory and other liabilities	₹	5,430	₹	5,348
Employee benefits obligations		10,065		10,649
Advance from customers		1,361		1,213
Others		1,190		679

	₹	18,046	₹	17,889

	₹	23,304	₹	23,317

15. Provisions

	As at
	March 31, 2019		June 30, 2019
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	275	₹	280
Others		363		266

	₹	638	₹	546

	₹	640	₹	548

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

16. Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in millions)
	As at
	March 31, 2019				June 30, 2019
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell: Forward contracts	USD	333	₹	1,410	USD	435	₹	1,669
		€—		—		€31	₹	(32)
		£—		—		£7	₹	27
	AUD	97	₹	15	AUD	96	₹	53

Range forward options contracts	USD	1,067	₹	1,149	USD	967	₹	1,246
		£191	₹	68		£183	₹	271
		€153	₹	349		€124	₹	92
	AUD	56	₹	39	AUD	50	₹	33

Interest rate swaps	USD	75	₹	(11)	USD	75	₹	(28)

Non-designated derivatives instruments
Sell: Forward contracts	USD	1,182	₹	1,359	USD	1,300	₹	1,335
		€32	₹	55		€34	₹	(17)
		£1	₹	(1)		£4		^
	AUD	82	₹	28	AUD	91	₹	(15)
	SGD	11	₹	1	SGD	3	₹	(1)
	ZAR	56	₹	14	ZAR	7	₹	(1)
	CAD	56	₹	40	CAD	30	₹	(17)
	SAR	123		(1)	SAR	148	₹	(1)
	AED	9		^	AED	—		—
	PLN	38	₹	15	PLN	4	₹	(2)
	CHF	10		^	CHF	16	₹	(5)
	QAR	3	₹	(1)	QAR	7	₹	(3)
	TRY	28	₹	12	TRY	31	₹	(28)
	MXN	—		—	MXN	—		—
	NOK	29	₹	4	NOK	21	₹	(4)
	OMR	1	₹	(1)	OMR	3		(1)
	SEK	35		5	SEK	63	₹	(15)

Range forward options contracts	USD	150	₹161	USD	7	₹3
		€31	₹12		£31	₹1
		£71	₹57	AUD	59	₹96

Buy: Forward contracts	USD	730	₹(971)	USD	898	₹(1,329)
	JPY	154	^	JPY	123	^
	MXN	9	^	MXN	12	^
	DKK	75	₹(13)	DKK	59	₹10

			₹3,794			₹3,337

^ Value is less than ₹1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2018		2019
Balance as at the beginning of the period	₹	(143)	₹	3,019

Deferred cancellation (gain)/loss, net		(15)		—
Changes in fair value of effective portion of derivatives		(1,618)		933
Net (gain)/loss reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		436		(621)

Gain/(loss) on cash flow hedging derivatives, net	₹	(1,197)	₹	312

Balance as at the end of the period		(1,340)		3,331
Deferred tax thereon		268		(664)

Balance as at the end of the period, net of deferred tax	₹	(1,072)	₹	2,667

As at March 31, 2019, June 30, 2018 and 2019, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

17. Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, lease liability, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2019 and June 30, 2019, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2019				As at June 30, 2019
	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	3,149	—	3,149	—	3,418	—	3,418	—
Others	1,955	—	1,955	—	1,475	—	1,475	—
Investments:
Investment in liquid and short-term mutual funds	13,960	13,960	—	—	7,937	7,937	—	—
Investment in equity instruments	6,916	—	248	6,668	7,375	—	153	7,222
Commercial paper, Certificate of deposits and bonds	185,048	6,865	178,183	—	149,827	3	149,824	—

Liabilities
Derivative instruments:
Cash flow hedges	(130)	—	(130)	—	(87)	—	(87)	—
Others	(1,180)	—	(1,180)	—	(1,469)	—	(1,469)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

		Investment in equity instruments

Balance as at April 1, 2018	₹	5,685
Additions		2,869
Transfers out of Level 3		(647)
Disposal		(1,341)
Gain/(loss) recognized in foreign currency translation reserve		203
Gain/(loss) recognized in other comprehensive income		(101)

Balance as at March 31, 2019	₹	6,668

Balance as at April 1, 2019	₹	6,668
Additions		622
Disposal		(128)
Gain/(loss) recognized in foreign currency translation reserve		(32)
Gain/(loss) recognized in other comprehensive income		92

Balance as at June 30, 2019	₹	7,222

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2018		2019
Balance at the beginning of the period	₹	16,618	₹	15,250
Translation difference related to foreign operations, net		3,023		322
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		(4,131)		—
Change in effective portion of hedges of net investment in foreign operations		(287)		—

Total change during the period		(1,395)		322

Balance at the end of the period	₹	15,223	₹	15,572

19. Income taxes

Income tax expenses has been allocated as follows:

	Three months ended June 30,
	2018		2019
Income tax expense as per the interim condensed consolidated statement of income	₹	5,865	₹	6,699
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		(405)		(385)
Gains/(losses) on cash flow hedging derivatives		(238)		60
Defined benefit plan actuarial gains/(losses)		90		65

	₹	5,312	₹	6,439

Income tax expenses consists of the following:

	Three months ended June 30,
	2018		2019
Current taxes
Domestic	₹	4,234	₹	4,705
Foreign		1,724		1,853

		5,958		6,558
Deferred taxes
Domestic		(243)		356
Foreign		150		(215)

		(93)		141

	₹	5,865	₹	6,699

Income tax expenses are net of (provision recorded) / reversal of provisions pertaining to earlier periods, amounting to ₹ (317) and ₹ 466 for the three months ended June 30, 2018 and June 30, 2019.

20. Revenue

	Three months ended June 30,
	2018		2019
Rendering of services	₹	135,567	₹	144,627
Sales of products		4,210		2,534

	₹	139,777	₹	147,161

21. Expenses by nature

	Three months ended June 30,
	2018		2019
Employee compensation	₹	72,042	₹	77,476
Sub-contracting/ technical fees		22,443		22,563
Cost of hardware and software		4,227		2,810
Travel		4,445		4,633
Facility expenses		5,834		4,733
Depreciation and amortization		4,337		4,955
Communication		1,320		1,136
Legal and professional fees		1,171		1,096
Rates, taxes and insurance		413		737
Marketing and brand building		709		772
Lifetime expected credit loss		1,139		531
Miscellaneous expenses		1,691		1,903

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	119,771	₹	123,345

22. Finance expense

	Three months ended June 30,
	2018		2019
Interest expense	₹	1,209	₹	1,277
Exchange fluctuation on foreign currency borrowings, net		440		307

	₹	1,649	₹	1,584

23. Finance and other income

	Three months ended June 30,
	2018		2019
Interest income	₹	4,456	₹	6,413
Dividend income		91		95
Net gain from investments classified as FVTPL		563		151
Net gain from investments classified as FVTOCI		87		288

	₹	5,197	₹	6,947

24. Foreign exchange gains/(losses), net

	Three months ended June 30,
	2018		2019
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL		(963)		1,398
Other Foreign exchange gains/(losses), net		1,734		(540)

	₹	771	₹	858

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2018		2019
Profit attributable to equity holders of the Company	₹	21,206	₹	23,874
Weight average number of equity shares outstanding		6,004,821,199		6,010,597,369

Basic earnings per share	₹	3.53	₹	3.97

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. [[[[[

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2018		2019
Profit attributable to equity holders of the Company	₹	21,206	₹	23,874
Weight average number of equity shares outstanding		6,004,821,199		6,010,597,369
Effect of dilutive equivalent share options		10,904,424		14,755,073

Weight average number of equity shares for diluted earnings per share		6,015,725,623		6,025,352,442

Diluted earnings per share	₹	3.53	₹	3.96

Earnings per share and the number of shares outstanding for the three months ended June 30, 2018 have been proportionately adjusted for the bonus issue in the ratio of 1:3 i.e. 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders).

26. Employee benefits

a) Employee costs includes

	Three months ended June 30,
	2018		2019
Salaries and bonus	₹	69,432	₹	74,625
Employee benefits plans
Gratuity and other defined benefit plans		327		393
Defined contribution plans		1,840		1,987
Share based compensation		443		471

	₹	72,042	₹	77,476

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2018		2019
Cost of revenues	₹	60,173	₹	65,939
Selling and marketing expenses		7,653		7,610
General and administrative expenses		4,216		3,927

	₹	72,042	₹	77,476

The Company has granted 10,000 options under RSU option plan during the three months ended June 30, 2019 (Nil for the three months ended June 30, 2018); 100,000 options under ADS option plan during the three months ended June 30, 2019 (50,000 for the three months ended June 30, 2018).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

27. Other operating income

Three months ended June 30, 2018

Sale of hosted data center services business: During the period ended June 30, 2018, the Company had concluded the divestment of its hosted data center services business in United States, Germany, Singapore and United Kingdom.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	24,668
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,257)
Add: Reclassification of exchange difference on foreign currency translation		4,131
Gain on sale	₹	2,542

In accordance with the sale agreement, the Company paid ₹ 3,766 to subscribe for units issued by the buyer and received cash consideration of ₹ 27,360. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted represents cash proceeds of ₹ 23,594 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the three months ended June 30, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Three months ended June 30, 2019

During the period ended June 30, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 102 has been recognized under Other operating income.

During the period ended June 30, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 597 is recognized under Other operating income.

28. Commitments and contingencies

Capital commitments: As at March 31, 2019 and June 30, 2019 the Company had committed to spend approximately ₹ 12,443 and ₹ 12,822 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2019 and June 30, 2019, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,456 and ₹ 18,590 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT).

For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including Nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Draft assessment order in December 2018 with a demand of ₹ 6,467 (including interest of ₹ 2,007), arising primarily on account of Capitalization of wages. The Company has filed objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For year ended March 31, 2007 to year ending March 31, 2012, the Company has received tax demand of ₹ 227 (Including ₹ 102 interest) for non-deduction of tax at source on some payments. Company has already deposited the demand under protest. During the quarter the Company received order issued by Income Tax Appellate Tribunal, Bengaluru rejecting company’s appeal. The Company will file an appeal against the said order within the prescribed timelines. Company is already having a favorable order on this issue from the Hon’ble High Court of Karnataka.

Income tax demands against the Company amounting to ₹ 66,441 and ₹ 70,137 are not acknowledged as debt as at March 31, 2019 and June 30, 2019, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 8,477 and ₹ 9,322 as of March 31, 2019 and June 30, 2019. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

29. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2018, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	39,994	18,200	20,596	17,099	19,504	11,247	7,710	134,350	3,532	2,653	13	140,548
Other operating income	—	—	—	—	—	—	—	2,529	—	—	—	2,529
Segment Result	7,220	2,076	2,608	2,731	4,064	1,398	758	20,855	(740)	(111)	78	20,082
Unallocated								695	—	—	—	695

Segment Result Total								24,079	(740)	(111)	78	23,306
Finance expense												(1,649)
Finance and other income												5,197
Share of net profit /(loss) of associates accounted for using the equity method												(53)

Profit before tax												26,801
Income tax expense												(5,865)

Profit for the period												20,936

Depreciation and amortization												4,337

Information on reportable segment for the three months ended June 30, 2019, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	45,395	18,871	22,366	18,432	18,660	11,336	8,454	143,514	2,409	2,143	(47)	148,019
Other operating income	—	—	—	—	—	—	—	699	—	—	—	699
Segment Result	9,335	2,929	3,506	2,196	3,526	2,092	1,518	25,102	(407)	(636)	(105)	23,954
Unallocated								720	—	—	—	720

Segment Result Total								26,521	(407)	(636)	(105)	25,373
Finance expense												(1,584)
Finance and other income												6,947
Share of net profit /(loss) of associates accounted for using the equity method												(16)

Profit before tax												30,720
Income tax expense												(6,699)

Profit for the period												24,021

Depreciation and amortization												4,955

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended June 30,
	2018		2019
India	₹	8,704	₹	7,341
Americas *		76,053		84,652
Europe		35,905		35,577
Rest of the world		19,886		20,449

	₹	140,548	₹	148,019

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three months ended June 30, 2018 and 2019.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) “Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b) Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

c) For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d) For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e) The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f) Other Operating income of ₹ 2,529 and ₹ 699 is included as part of IT Services segment results for three months ended June 30, 2018 and 2019 respectively, Refer Note 27.

30. List of subsidiaries and investments accounted for using equity method as at June 30, 2019 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, LLC	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.

	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
		Wipro Technologies SA	Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH **	Austria

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited	India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria

HealthPlan Services, Inc. **			USA
	HealthPlan Services Insurance Agency, LLC		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at June 30, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

31. Bank balance

	As at June 30, 2019
	In current Account		In Deposit Account		Total
Citi Bank	₹	20,806	₹	19,995	₹	40,801
Axis Bank		—		36,043		36,043
State Bank of India		43		35,610		35,653
HDFC Bank		507		31,352		31,859
ICICI Bank		20		31,694		31,714
HSBC		12,377		13,933		26,310
Kotak Mahindra Bank		2		17,221		17,223
ANZ Bank		323		7,900		8,223
BNP Paribas		237		3,416		3,653
Wells Fargo Bank		2,967		—		2,967
Canara Bank		—		2,500		2,500
Saudi British Bank		1,721		—		1,721
Standard Chartered Bank		501		—		501
Silicon Valley Bank		413		—		413
Bank of Montreal		261		—		261
UniCredit Bank		200		—		200
Bank of Tokyo		163		—		163
RABO Bank		109		—		109
Others		1,091		—		1,091

Total	₹	41,741	₹	199,664	₹	241,405

32. Buyback of equity shares

On April 16, 2019, the Board of Directors approved a proposal to buyback up to 323,076,923 equity shares of ₹ 2 each (representing 5.35% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 325 per equity share for an aggregate amount not exceeding ₹ 105,000 million (“Buyback”) in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy-back of Securities) Regulations, 2018 (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on June 1, 2019 and June 21, 2019 was fixed as the record date for the buyback. In accordance with the provisions of the Buyback Regulations, the Company filed the draft letter of offer for the Buyback with SEBI on June 12, 2019 and is awaiting comments on the same.

33. On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company for a consideration of US$ 45 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending September 30, 2019.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 17, 2019